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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K





                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934





         For the three and nine months periods ended September 30, 2000

                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X                        Form 40-F
         ---------------------------                  ---------------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No             X
   ---------------------------------           ------------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Polska Telefonia Cyfrowa Sp. z o.o., is a limited liability company (spolka z ograniczona odpowiedzialnoscia) organized under the laws of the Republic of Poland. PTC is located in Warsaw, Poland and was registered in the Regional Court in Warsaw, XVI Commercial Department on December 27, 1995. The principal activities of PTC are providing cellular telephone communication services in accordance with GSM 900 and 1800 licenses granted by the Minister of Telecommunications and sale of cellular telephones and accessories compatible with its cellular services.

 In the following report for the convenience of the reader we understand:

10 3/4% NOTES as 10 3/4% Senior Subordinated Guaranteed Notes due July 1, 2007 which were issued by PTC International Finance B.V., our wholly owned finance subsidiary organized under the laws of The Netherlands. Notes are fully and unconditionally guaranteed by us (the "Company Guarantee"). PTC International Finance B.V. has no independent operations and does not file separate reports under the Securities Exchange Act of 1934 (the "Exchange Act").

11 1/4% NOTES as 11 1/4% Senior Subordinated Guaranteed Discount Notes due December 1, 2009, which were issued by PTC International Finance II S.A., our wholly owned finance subsidiary organized under the laws of Luxembourg. Notes are fully and unconditionally guaranteed by us (the "Company Guarantee"). PTC International Finance II S.A. and PTC International Finance (Holding) B.V. essentially have no independent operations and do not file separate reports under the Securities Exchange Act of 1934 (the "Exchange Act").

FORM  6-K  as  quarterly   report  on  Form  6-K  according  to  SEC  rules  and
requirements,

ZLOTY OR PLN refers to Polish currency,

U.S. DOLLARS, USD OR $ refers to United States currency,

DEUTSCHMARK OR DM refers to German currency and its exchange rate is fixed against Euro,

EUROS refers to the single currency of those member states of the European Union that entered the third stage of economic and monetary union pursuant to the Maastricht Treaty on January 1, 1999.

NBP as National Bank of Poland

FIXING RATE as exchange rate quoted for accounting purposes by the National Bank of Poland. The Federal Reserve Bank of New York does not certify for customs purposes a non buying rate for Zloty. For the convenience of the reader, this Form 6-K contains translations of certain Zloty amounts into U.S. dollars at the rate of PLN 4.5404= $1.00, the exchange rate quoted for accounting purposes by the NBP, the Polish central bank, on September 30, 2000. These translations should not be construed as representations that such zloty amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate.

FINANCIAL STATEMENTS as financial statements for the three and nine months periods ended September 30, 2000 attached to this Form 6-K. They have been prepared in accordance with International Accounting Standards ("IAS"), which differs in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP") (see Note 26 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 6-K has been prepared in accordance with IAS.



Our registered office and its headquarters are located at Al. Jerozolimske 181, 02-222 Warsaw; telephone (+48 22 573-6000).

                                TABLE OF CONTENTS


PART I. FINANCIAL INFORMATION                                                  4
--------------------------------------------------------------------------------

ITEM 1. FINANCIAL STATEMENTS                                                   4
----------------------------
ITEM 2. MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS                                                          4
------------------------------------------------------------------------
ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS           14
-------------------------------------------------------------------

PART II. OTHER INFORMATION                                                    16
--------------------------------------------------------------------------------

SIGNATURES                                                                    18
--------------------------------------------------------------------------------

Part I. Financial Information



Item 1. Financial Statements

Item 2. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

This Quarterly Report on Form 6-K contains certain" forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical information or statements of current condition. Some forward looking statements may be identified by use of such terms as "believes", "anticipates", "intends", or "expects". These forward-looking statements relate to the plans, objective sand expectations of our future operations. In light of the risks and uncertainties inherent in all such projected operation matters, the inclusion of forward-looking statements in this report should not be regarded as a representation by us or any other person that our objectives or plans will be achieved or that any of our operating expectations will be realized. Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this report as a result of numerous factors including among others, the following: (i) changes in customer rates per minute; (ii) foreign currency fluctuations; (iii) termination of certain service agreements or inability to enter into additional service agreements; (iv) inaccuracies in our forecast of traffic growth; (v) changes in or developments under domestic or foreign laws, regulations, licensing requirements or telecommunications standards; (vi) foreign political or economic instability;
(vii) changes in the availability of transmission facilities; (viii) loss of the services of key officers; (ix) loss of a customer which provides us with significant revenues; (x) highly competitive market conditions in the industry;
(xi) concentration of credit risk; and (xii) availability of long term financing. The foregoing review of the important factors should not be considered as exhaustive.


 Results of operations

 Operational overview

 During the third quarter of year 2000, we attracted 415,240 subscribers (gross adds), 11.8 percent more than in the second quarter of 2000 and 17.2 percent more than in the third quarter of 1999, bringing the total number of subscribers to 2.5 million. New subscribers consist of 274,127 postpaid subscribers and 141,113 Tak Tak (prepaid) users. Compared to the same period in 1999, the overall subscriber base at the end of September increased by over
 67.8 percent to 2,516,965 from the subscriber base of 1,499,989 at the end of the third quarter of 1999. At the end of September 2000, prepaid subscribers totaled 615,966 and represented 24.5 percent of all subscribers versus 319,436 and 21.3 percent at the end of the third quarter 1999. We also recorded significant growth in the postpaid subscriber base from 1,180,553 to 1,900,999 in the twelve months ending on September 30, 2000. The significant increase in the number of new adds gross is attributed to the promotional campaigns launched in the third quarter of year 2000 according the fourth anniversary of the commercial launch of the services by our company.


           Postpaid          % YoY        Prepaid         %YoY       Total    subscriber %YoY
           subscribers                    subscribers                number
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Gross adds
   Q3 1999 286,294           180.5%       67,879          -24.3%     354,173             84.7%
   Q3 2000 274,127           -4.2%        141,113         107.9%     415,240             17.2%
Total
subscribers
   Q3 1999 1,180,553         116.3%       319,436         213.9%     1,499,989           131.6%
   Q3 2000 1,900,999         61.0%        615,966         92.8%      2,516,965           67.8%



As the Polish wireless market is more than four years old and has become more developed and matured we are proud that we were able to acquire more customers during the third quarter of 2000 than we acquired during the third quarter of 1999.

A slowdown in the rate of growth of postpaid subscribers is due to the maturing stage of wireless systems on Polish market. Anyway the portion of postpaid subscribers in the new gross adds is still very high and reached 66 percent in the third quarter of 2000.

In the third quarter of year 2000 the overall Polish wireless market grew to approximately 5.8 million subscribers which translates to approximately 15.1 percent penetration.

Our subscriber base represents approximately 42.3 percent of the total wireless market and 43.1 percent of the GSM wireless market. That positions PTC as the leader among wireless services providers in Poland.

Strong growth in the subscriber base is a result of significant increase of gross adds and also decrease in the churn rate. In the third quarter of 2000 the average monthly churn rate was 2.01 percent compared to 2.4 percent in the same period of 1999. The churn decreased by 0.39 basis points compared to the third quarter of 1999.

 The average monthly churn rate for the postpaid customers was 1.97 percent and the average monthly churn for the prepaid customers was 2.16 percent. Looking at the prepaid churn rate it is necessary to take into consideration the fact that PTC does disconnect the prepaid customers after 6 months from the purchase of the activation card if the account is not recharged with another coupon.

The dropping churn rate compared to the same period in 1999 can be attributed to our Loyalty Program, new tariff plans, market segmentation and value-added services. It reflects the customers' satisfaction and proves the high quality of our services.

The significant increase in the subscriber base was accompanied by high level of monthly Minutes of Use per user. The third quarter of year 2000 brought a stabilization in Minutes of Use. Calculated on a monthly basis as a subscribers average, Minutes of Use were set at the level of 161 minutes, what is comparable to 161 Minutes of Use in the second quarter of 2000. Compared to the third quarter of 1999 the current Minutes of Use decreased from 187 minutes. In the third quarter of 2000 the average Minutes of Use were 183 minutes for the postpaid customers and 90 minutes for prepaid customers.

                                 Postpaid          Prepaid      Total subscriber
                                subscribers       subscribers         base
--------------------------------------------------------------------------------
Outgoing MOUs per subscriber
                     Q3 2000       86.7              23.7             71.7
Total MOUs per subscriber
                     Q3 2000       182.8             90.0             160.6


In the third quarter of 2000 the average revenue from services and fees per user
(ARPU) was PLN 132. This result shows a stabilization in ARPU reported also in the second quarter of year 2000. The ARPU coming from post paid subscribers accounted for PLN 159 and ARPU coming from prepaid subscribers was set at the level of PLN 47.

In order to stimulate increased usage, PTC introduced "cheaper minute packages", flat rate tariff plans for specific market segments and various value-added services as well as a number of new products. PTC expects that over time this will have a positive effect on its overall revenue growth. Looking forward, PTC anticipates that based on the growth of the Polish economy and the wireless market, wireless phones will increasingly be used not only as a mechanism for personal voice communication, but for internet and other forms of telecommunication as well. PTC believes that the continued increase in usage of these value added services will have a positive impact on ARPU.

         Q1.1999   Q2.1999   Q3. 1999   Q4.1999   Q1. 2000   Q2. 2000   Q3. 2000

ARPU     175       166       158        154       130        131        132

During the third quarter of 2000, PTC continued roll-out of the SDH microwave backbone and is now running 1800 km of the total length of 3500 km. The full network will consist of 19 lines and will cover the main communication corridors and cities around the country. This is scheduled to be ready by the end of the first quarter of 2001.

PTC is also investing in the build-out of its GSM network to meet the Company's GSM 900 license agreement as well as to increase the capacity of the network and improve the quality of the network. PTC is required to cover 84.9% of Poland's geographic area and 95.6% of the population by the end of the year 2000. These requirements were already exceeded at the end of the first quarter of 2000 and as of September 30, 2000 the PTC network achieved 90.5 percent of geographical coverage and 98.0 percent of population coverage.

At the end of the third quarter of 2000,  total network  investment  reached PLN
4.1 billion. This includes both network assets of PLN 3.0 billion and license fees of PLN 1.1 billion.



 Financial overview

The following table sets forth income statement data in the thousands of PLN and as a percentage of revenues for the periods indicated.



                                       Three months ended                                  Nine months ended
                                           September 30                                      September 30
                                           ------------                                      ------------
                                 1999                       2000                     1999                    2000
                                 ----                       ----                     ----                    ----
Revenues                  710,351        100%        982,640        100%      1,813,893     100%      2,648,769     100%
Cost of sales
Cost of services sold    (248,503)      (35.0%)     (343,831)     (35.0%)     (641,651)    (35.4%)    (991,183)    (37.4%)
Cost of sales of
telephone and
accessories              (160,141)      (22.5%)     (224,457)     (22.8%)     (528,494)    (29.1%)    (654,384)    (24.7%)
Operating expenses
Selling and
distribution costs       (136,249)      (19.2%)     (136,038)     (13. 8%)    (328,536)    (18.1%)    (410,795)    (15.5%)
Administration and
other operating costs
                         (44,017)       (6.2%)       (40,777)      (4.2%)     (112,516)    (6.2%)     (129,393)    (4.9%)
                       -------------  -------------------------  ------------------------ ----------------------- -----------
                         (588,910)      (82.9%)     (745,103)     (75.8%)    (1,611,197)   (88.8%)   (2,185,755)   (82.5%)
                       -------------  -------------------------  ------------------------ ----------------------- ----------
Profit from
operations                121,441        17.1%       237,537       24.2%       202,696      11.2%      463,014      17.5%

Other income,
expenses
Interest income            2,759         0,4%         8,216         0.8%        3,199       0.2%       33,259       1.3%
Interest expenses        (58,924)       (8.3%)      (143,076)     (14.6%)     (162,312)    (9.0%)     (413,694)    (15.6%)
Foreign exchange
gains                      2,322         0,3%         67,233        6.8%        8,353       0.5%       106,062      4.0%
Foreign exchange
losses                   (122,659)      (17.3%)     (107,719)     (11.0%)     (209,726)    (11.6%)    (271,022)    (10.2%)
                       -------------  -------------------------  ------------------------ ----------------------- -----------
                         (176,502)      (24.9%)     (175,346)     (18.0%)     (360,486)    (19.9%)    (545,395)    (20.5%)
                       -------------  -------------------------  ------------------------ ----------------------- -----------
Profit/(loss) before
taxation                 (55,061)       (7.8%)        62,191        6.2%      (157,790)    (8.7%)     (82,381)     (3.0%)
Taxation                  (9,780)       (1.4%)       (25,386)      (2.6%)     (36,245)     (2.0%)     (23,515)     (0.9%)
                       -------------  -------------------------  ------------------------ ----------------------- -----------
Net profit/(loss)        (64,841)       (9.2%)        36,805        3.6%      (194,035)    (10.7%)    (105,896)    (3.9%)


Three months endied September 30, 2000 to three months ended September 30, 1999

Revenues

Total revenue increased by 38.3 percent to PLN 982.6 million in the third quarter of 2000 from PLN 710.4 million in the third quarter of 1999. The main source of revenue during the quarter was air-time, which consists of air-time tariffs revenues from incoming and outgoing calls, "roaming" charges, interconnect revenues and revenue from the usage of prepaid air-time cards. Other significant revenue comes from monthly service fees, service activation fees and revenues from the sale of telephones and accessories.

Total revenues comprise service revenues and fees and revenue on sales of telephone and accessories.

The increase in service revenues and fees by 44.5 percent to PLN 944.1 million in the third quarter of 2000 from PLN 653.2 million in the same period of year 1999 is a result of an increase in subscribers number by 67.8 percent during last twelve months, as a result of total wireless market growth, offset partially by a decrease in rate per minute of use which followed the introduction of bundles of cheaper minutes to stimulate the increase in minutes of use. Services from revenues and fees represented 96.1 percent of total revenues.

Revenues on sales of telephones and accessories decreased by 32.5 percent when compared to the third quarter of 1999 to PLN 38.5 million in the third quarter of 2000. The decrease results from the decrease in handsets prices partially offset by the increase in gross adds by 17.2 percent.. Revenues on sales of telephone and accessories represented 3.9 percent of the total sale.

 Cost of sales

Total cost of sales increased by 39.1 percent to PLN 568.3 million in the third quarter of 2000 from PLN 408.6 million in the third quarter of 1999. The increasing trend in cost of sales is in line with the increasing trend in the revenues what can suggest the fact that Polish wireless market has become more matured.

Total cost of sales comprise cost of services sold and cost of sales of telephone and accessories.

The increase in cost of services sold by 38.4 percent to PLN 343.8 million in the third quarter of 2000 from PLN 248.5 million in the third quarter of 1999 is a result of an increase in depreciation and amortization from PLN 58.2 million in the third quarter of 1999 to PLN 116.7 million in the third quarter of 2000. It also reflects the increase in wages and salaries accompanied by significant increase in number of employees in the marketing and sales. Cost of services sold represented 60.5 percent of the total cost of sales and is accounted for
35.0 percent of total revenues.

Cost of sales of  telephones  and  accessories  increased by 40.2 percent to PLN
224.5 million in the third quarter of 2000 from PLN 160.1 million in the third quarter of 1999. This increase reflects increase in the gross adds by 17.2 and shows the impact of the handsets replacement program (customer retention policy) as cost of replaced handsets are shown in this position. Cost of sales of telephones and accessories represented 39.5 percent of total cost of sales. Cost of sales of telephone and accessories as a percentage of total revenues decreased from 22.5 percent in the third quarter of 1999 to 22.8 percent in the third quarter of 2000.

Operating expenses

For the third quarter of 2000, operating expenses decreased by 1.9 percent to PLN 176.8 million from PLN 180.3 million in the third quarter of 2000 and decreased also as a percentage of revenues to 17.9 percent from 25.4 percent in the third quarter of 1999. As the operating expenses consist of selling and distribution costs and administration and other operating costs the main impact on the decline of the operating expenses had a strong decrease in administration and other operating costs. The decline in administration and other expenses achieved 7.4 percent and is a result of presenting in this caption special reimbursements from insurance companies for various damages in the equipment and stocks. Management anticipates that it will not occur in further periods.

Profit from operations

In the third quarter of 2000, profit from operations was PLN 237.5 million compared to profit from operations of PLN 121.4 million in the third quarter of 1999. Operating margin in the third quarter 2000 was positive 24.2 percent compared to positive operation margin of 17.1 percent in the third quarter of 1999. The increase in operating margin from third quarter of 1999 to the third quarter of 2000 is a result of increase in sales, relatively lower selling and distribution costs and administration and other operating expenses.

 Financial expenses

We reported interest and other financial costs, net, of PLN 175.3 million in the third quarter of 2000, as compared to PLN 176.5 million in the third quarter of 1999. This is primarily due to interest expenses, net, of PLN 134.9 million on our Senior Bank Facility, High Yield Bonds, capital lease obligations for the offices and PLN 40.5 million of foreign exchange translation losses, net.

During the quarter, the Polish Zloty depreciated in relation to US$ and appreciated towards the euro, resulting in a net foreign exchange loss of PLN
40.5 million (US $ 8.9 million) in the third quarter of 2000, compared to a net foreign exchange loss of PLN 120.3 million (US $ 26.5 million) at the end of the third quarter of 1999.

The foreign exchange losses in the third quarter of 2000 implied a significant decrease in financial costs from PLN 304.0 for the second quarter of 2000 to PLN
175.3 million for the third quarter of 2000. Successful hedging policy, especially a change of the invoicing currency, together with an advantageous change in the EUR/PLN exchange rate resulted in a reduction of foreign exchange losses by 42.3 percent from the second quarter to the third quarter of 2000.

Management expect that interest expenses will have a significant impact on net income/loss due to the structure of financing of the Company.

Also as material portion of our debt facilities is denominated in foreign currency we are exposed to foreign exchange risk which translates into foreign exchange losses/gains. Management anticipates that foreign exchange losses/gains will have a significant impact on net income/loss.

Taxation charge

 We recorded a tax charge of PLN 25.4 million in the third quarter of 2000 compared to the tax charge of PLN 9.8 million in the third quarter of 1999.

Nine months ended September 30, 2000 compared to nine months ended September 30, 1999

Revenues

Total revenues increased by 46.0 percent to PLN 2.6 billion in the first nine months of 2000 from PLN 1.8 billion in the nine first months of 1999. The main source of revenue during the quarter was air-time, which consists of air-time tariffs revenues from incoming and outgoing calls, "roaming" charges, interconnect revenues and revenue from the usage of prepaid air-time cards. Other significant revenue comes from monthly service fees, service activation fees and revenues from the sale of telephones and accessories.

Total revenues comprise service revenues and fees and revenue on sales of telephone and accessories.

The increase in service revenues and fees by 52.9 percent to PLN 2.5 billion in the first nine months of 2000 from PLN 1.6 billion in the same period of year 1999 is a result of an increase in subscribers number by 67.8 percent during last twelve months, as a result of total wireless market growth, offset partially by a decrease in rate per minute of use which followed the introduction of bundles of cheaper minutes to stimulate the increase in minutes of use. Services from revenues and fees represented 95.1 percent of total revenues.

Revenues on sales of telephones and accessories decreased by 21.7 percent when compared to the first nine months of 1999 to PLN 130.1 million in the first nine months of 2000. The decrease is a result of decline in handsets prices partially offset by the increase in gross adds by 19.4 percent.. Revenues on sales of telephone and accessories represented 4.9 percent of the total sale.

 Cost of sales

Total cost of sales increased by 40.6 percent to PLN 1.6 billion in the first nine months of 2000 from PLN 1.2 billion in the first nine months of 1999. The increasing trend in cost of sales is in line with the increasing trend in the revenues what can suggest the fact that Polish wireless market has become more matured and stabilized.

Total cost of sales comprise cost of services sold and cost of sales of telephone and accessories.

The increase in cost of services sold by 54.5 percent to PLN 991.2 million in the first nine months of 2000 from PLN 641.7 million in the first nine months of 1999 is a result of an increase in depreciation and amortization from PLN 161.9 million in the first nine months of 1999 to PLN 330.5 million in the first nine months of 2000. It also reflects the increase in wages and salaries accompanied by significant increase of number of employees in the marketing and sales. Cost of services sold represented 60.2 percent of the total cost of sales and is accounted for 37.4 percent of total revenues.

Cost of sales of  telephones  and  accessories  increased by 23.8 percent to PLN
654.4 million in the first nine months of 2000 from PLN 528.5 million in the first nine months of 1999. This increase reflects increase in gross adds by 19.4 and shows the impact of the handsets replacement program (customer retention policy) as costs of replaced handsets are shown in this position. Cost of sales of telephone and accessories represented 39.8 percent of total cost of sales. Cost of sales of telephone and accessories as a percentage of total revenues decreased from 29.1 percent in the first nine months of 1999 to 24.7 percent in the first nine months of 2000.

Operating expenses

For the first nine months of 2000, operating expenses increased by 22.5 percent to PLN 540.2 million from PLN 441.1 million in the first nine months of 2000 but decreased as a percentage of revenues to 20.4 percent from 24.3 percent in the first nine months of 1999. As the operating expenses consist of selling and distribution costs and administration and other operating costs the main impact on the nominal increase of the operating expenses was on the side of selling and distribution costs reflecting the increase in employment in the marketing and sales, as well as opening of several new own shops.

Profit from operations

In the first nine months of 2000, profit from operations achieved PLN 463.0 million compared to profit from operations of PLN 202.7 million in the first nine months of 1999. Operating margin in the third quarter 2000 was positive
17.6 percent compared to positive operation margin of 11.2 percent in the first nine months of 1999.

Financial expenses

We reported interest and other financial costs, net, of PLN 545.4 million in the first nine months of 2000, as compared to PLN 360.5 million in the first nine months of 1999. This is primarily due to interest expenses, net, of PLN 380.4 million on our Senior Bank Facility, High Yield Bonds, capital lease obligations for the offices and PLN 165.0 million of foreign exchange translation losses, net.

During the first nine months of 2000, the Polish Zloty fluctuated in relation to US$ and euro, resulting in a net foreign exchange loss of PLN 165.0 million in the first nine months of 2000, compared to a net foreign exchange loss of PLN
201.4 million for the first nine months of 1999. The foreign exchange loss includes unrealized FX losses of PLN 119.9 million for the first nine months of 2000 and 189.4 million for the first nine months of 1999.

Management expect that interest expenses will have a significant impact on net income/loss due to the structure of financing of the Company.

Also as material portion of our debt facilities is denominated in foreign currency we are exposed to foreign exchange risk which translates into foreign exchange losses/gains. Management anticipates that foreign exchange losses/gains will have a significant impact on net income/loss.

Taxation charge

 We recorded a tax charge of PLN 23.5 million in the first nine months of 2000, due to operating profit, compared to the tax charge of PLN 36.2 million in the first nine months of 1999. The decrease in taxation charge is a result of decrease in Polish deferred tax charge from PLN 35.1 million in the first nine months of 1999 to PLN 23.4 million in the first nine months of 2000.

Liquidity and capital resources

We have incurred net losses over the past quarters. Several factors contributed to this situation. First of all we have expanded our network and made significant capital expenditures for the GSM network build-out as well as for the SDH backbone build-out, and as a result our depreciation expense has increased substantially over the last year. Our earnings before interest, taxes and depreciations (EBITDA) became positive in 1997 and is still improving from that time. EBITDA for the third quarter of 2000 was PLN 365.2 million compared to PLN 186.9 million for the same period in 1999. This represents EBITDA growth of 95.4% compared to 1999 despite the acquisition costs for approximately 415 thousand subscribers. This is primarily a result of reduced administrative and other expenses as well as strong increase in number of subscribers and stabilized number of Minutes of Use per user in the third quarter of 2000.

          Q1.1999   Q2.1999   Q3.1999   Q4.1999   Q1. 2000   Q2. 2000   Q3. 2000

EBITDA    108       125       186.9     179       208        253        365


Table 1. EBITDA

Our liquidity requirements arise primarily from the need to fund capital expenditures for the expansion of our business, GSM 900 and GSM 1800 license fees and for our working capital requirements. On December 17, 1997, we entered into a loan facility arranged by Citibank (Poland) S.A. and Citibank
International plc. The lenders agreed to make loans to us, on a term loan, guarantee or revolving credit basis (as desired by) in the aggregate principal amount of not more than DM 672.0 million (the "Bank Credit Facility") subject to PTC having met required levels for a number of financial covenants. The Bank Credit Facility consists of two tranches: (i) an offshore tranche of up to DM
420.0 million may be drawn in Deutschmark, U.S. Dollars, Euro or other freely convertible currencies as agreed by the lenders; and (ii) a domestic tranche equal to the Zloty equivalent of DM 252.0 million available to be drawn in Zloty. At the end of September 2000, we utilized PLN 572.3 million, US$ 25.0 million and DM 40.0 million.

On August 24, 1999 the operating shareholders extended to us USD 75.0 million in subordinated loans to fund the GSM 1800 license and provide continued liquidity as follows: Elektrim, Zloty equivalent of USD 39.8 million; DeTeMobil, USD 17.6 million; and MediaOne*, USD 17.6 million. Each shareholder loan bears an interest rate of 12.5 percent compounded semi-annually on June 17 and December 17. The full loan balance and all accrued interest are due on June 19, 2006. However, interest may be due earlier dependent on our ability to meet the Bank Credit Facility covenants.

In November 1999 we issued 11 1/4% Notes of USD 150 million and Euro 300 million with a maturity date in 2009. The interest is payable on June 1 and December 1 each year starting with June 1, 2000. We were obliged to establish two escrow accounts to secure the 11 1/4% Notes and to pay the first five scheduled interest payments on the 11 1/4% Notes. On May 2, 2000 we closed the exchange offer of our 11 1/4% Notes into freely traded 11 1/4% Senior Subordinated Guaranteed Notes.


--------------------------------------------------------------------------------

* From March 23, 2000 MediaOne is a part of Deutche Telekom group.

Our net cash generated from operating activities during the nine months ended September 30, 2000 was PLN 481.3 million, as compared to PLN 405.8 million during the nine months ended September 30, 1999. Non-cash provisions and net non-operating items for the same period totaled PLN 986.4 million in 2000 and PLN 638.1 in 1999, and principally reflect depreciation and amortization, provisions for doubtful debtors, unrealized foreign exchange losses and accrued interest expense. In addition, cash used for net working capital items for nine months of 2000 was PLN 135.0 million as compared to cash generated from net working capital items of PLN 67.5 million for the same period in 1999. This was primarily due to increase in debtors, prepayments and deferred costs.

Our net cash used in investing activities was PLN 1.2 billion for the nine months ended September 30, 2000, as compared to PLN 1.0 billion for the nine months ended September 30, 1999, principally reflecting payments to suppliers of network capital equipment used in the ongoing build-out of our GSM 900 and 1800 network, SDH network and payment of GSM 900 and 1800 license fee. Our net cash used in financing activities was PLN 337.6 million for the nine months ended September 30, 2000 as compared to net cash generated from financing activities in the amount of PLN 742.6 million for the nine months ended September 30, 1999, reflecting repayment of a multicurrency tranche under the Bank Credit Facility.

Management anticipates that capital expenditures for whole year 2000 will achieve approximately US$ 300 million, including expenditures related to our backbone network. We also expect that the level of our capital expenditures will remain significant for the medium term, as we upgrade our network capacity, coverage and quality.

In order to implement the current business plan, we will need to raise EUR 650 million to repay existing Bank Credit Facility and to anticipate working capital requirements, capital expenditures and other operating needs. We have already signed the mandate letter with Deutche Bank, European Bank for Reconstruction and Development and Dresdner Kleinwort Benson. We would like to start utilizing the new Bank Credit Facility prior to the end of 2000.


Other Matters

Accounting changes

In the fourth quarter of 1999, the Company adopted IAS 38 "Intangible Assets" in accounting for its intangible assets. The resulting change in accounting policy regarding development and start-up costs was applied retrospectively. The resulting adjustment to the opening balance of accumulated deficit as at January 1, 1999 resulted in an increase by PLN 6,530. Additionally, the net loss reported for the nine months period ended September 30, 1999 was decreased by PLN 1,776.

Item 3. Quantitative And Qualitative Disclosures About Market Risks

Interest rate risk

As a fast growing company we have borrowings under Credit Bank Facility, High Yield Bonds, Shareholders Loan and lease agreements. Only Credit bank Facility agreement is based on variable interest rates. At any time, a sharp rise in interest rates could have a material adverse impact upon our cost of working capital and interest expenses. No material changes have occurred in the quarter that would impact our exposure to interest rate risk.

We are exposed to interest rate risk primarily as a result of the Bank Credit Facility, which at the end of the third quarter of 2000 consisted of PLN tranche of PLN 572.3 million at the rate of WIBOR plus 0,6% p.a. and multicurrency tranche utilized in US$ for the amount of US$ 25.0 million and DM of 40.0 million at the rate of LIBOR plus 0,6% p.a.. The table below presents principal payments under the Bank Credit Facility including principal and related weighted average interest rates for the balance drawn under the facility as of September 30, 2000. The weighted average interest rates computed do not consider the rate at which individual draw downs on the loan will be refinanced. Each draw down has a short-term maturity date, which can be rolled over, subject to the annual repayment schedule for the entire facility.



                                      Principal and interest payments under Credit Bank facility

--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
Bank Credit Facility     2000        2001        2002        2003        2004      Thereafter     Total     Present
                                                                                                              Value
                                                                                                             9/30/00
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
Variable Rate (PLN)
                       100,046     187,239     184,411     177,299     154,452      131,604      935,051     572,342
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
-----------------------------------------------------------------------------------------------------------------------


                                   Weighted Average Effective Interest Rate 19,96%
-----------------------------------------------------------------------------------------------------------------------
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
Variable Rate           5,808       11,616      11,616      11,616      35,230      179,279      255,165     195,234
(multicurrency)
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
-----------------------------------------------------------------------------------------------------------------------


                                    Weighted Average Effective Interest Rate 5,95%
-----------------------------------------------------------------------------------------------------------------------
Tab. 1  Principal payments under the Bank Credit Facility (in thousands of Zloty)



Foreign currency risk

We are subject to foreign currency risk due to debt agreements and agreements with network equipment and handsets vendors. In order to manage the volatility relating to our more significant market risks (cash outflows on 12 months rolling basis), we enter into forward foreign currency exchange contracts, non deliverable forward exchange currency contracts and foreign currency swaps. A formalized treasury risk management policy has been implemented in the beginning of this year and describes the procedures and controls over executing these transaction. This policy includes also natural hedging issues like: change of the invoicing currency to PLN and increased Polish Zloty tranche in the Senior Bank facility. Under the policy we do not hold derivative financial instruments for trading purposes.

Long term market risk associated with the foreign currency exchange rate fluctuations is hedged only with the natural hedging which consist of change of the invoicing currency to PLN as well as the increase of the PLN tranche in the Credit Bank Facility.

The table below summarizes our foreign currency denominated long-term obligations, including the future value of cash payments for principal and interest, with the exception of the Bank Credit Facility which only presents future principal payments due to its structure of variable interest rates and continued revolving of each draw down.


                     Foreign currency long-term obligations
----------------- ----------- ------------- ----------- ----------- ----------- ------------- ------------- -------------
                     2000         2001         2002        2003        2004      Thereafter      Total        Present
                                                                                                               Value
                                                                                                              9/30/00
----------------- ----------- ------------- ----------- ----------- ----------- ------------- ------------- -------------
----------------- ----------- ------------- ----------- ----------- ----------- ------------- ------------- -------------
GSM 900 License         -         224,176         -           -           -            -          224,176        217,923

----------------- ----------- ------------- ----------- ----------- ----------- ------------- ------------- -------------
----------------- ----------- ------------- ----------- ----------- ----------- ------------- ------------- -------------

GSM 1800 License        -          66,795       66,795        -           -            -          133,590        118,310
----------------- ----------- ------------- ----------- ----------- ----------- ------------- ------------- -------------
----------------- ----------- ------------- ----------- ----------- ----------- ------------- ------------- -------------

10 3/4 Notes            -            -            -       123,587     123,587      1,520,402     1,767,576       957,481
----------------- ----------- ------------- ----------- ----------- ----------- ------------- ------------- -------------
----------------- ----------- ------------- ----------- ----------- ----------- ------------- ------------- -------------

11 1/4 Notes         105,743      211,486      211,486     211,486    211,486      2,937,290     3,888,977     1,924,989
----------------- ----------- ------------- ----------- ----------- ----------- ------------- ------------- -------------
----------------- ----------- ------------- ----------- ----------- ----------- ------------- ------------- -------------
BCF DM  tranche      5,808        11,616       11,616      11,616      35,230        179,279       255,165       195,234

----------------- ----------- ------------- ----------- ----------- ----------- ------------- ------------- -------------
----------------- ----------- ------------- ----------- ----------- ----------- ------------- ------------- -------------
Shareholder
Loans                  -            -            -           -           -           778,665       778,665       389,993
----------------- ----------- ------------- ----------- ----------- ----------- ------------- ------------- -------------
----------------- ----------- ------------- ----------- ----------- ----------- ------------- ------------- -------------
Headquarters
Lease                 8,376        33,506       33,506      33,506      33,506       336,165       478,565       245,399
----------------- ----------- ------------- ----------- ----------- ----------- ------------- ------------- -------------
----------------- ----------- ------------- ----------- ----------- ----------- ------------- ------------- -------------
Weighted            10.7652      10.7652      10.7652     10.7652     10.7652       10.7652       10.7652       10.7652
Average
Effective
Interest Rate
----------------- ----------- ------------- ----------- ----------- ----------- ------------- ------------- -------------
Tab. 2 Our foreign currency denominated long-term obligations (in thousands of PLN)

Inflation

In connection with its transition from a state controlled to a free market economy, Poland experienced high levels of inflation and significant fluctuation in the exchange rate for the zloty. The Polish government has adopted policies to slow the annual rate of consumer price inflation. For the twelve months ended September 30, 2000, annualized consumer price inflation in Poland was 10.3 percent per the Polish Office of Statistics. Since the launch of our operations in 1996, the cumulative inflation in Poland has been 53.3 percent

Part II. Other Information

Item 1. Legal proceedings

Interconnect dispute with TPSA

As a result of our negotiations with TPSA the Ministry of Telecommunications issued a decision (the Interconnect Decision) regarding our settlement process with TPSA. Than shortly after this decision TPSA appealed it with the Supreme Administrative Court but the Court rejected this case on October 24, 2000 because of formal failure. PTC's role in this process was limited to the interested party. This Court's decision opened further negotiations with TPSA and we have already started renegotiations of settlements rates according to the instructions presented by Ministry of Telecommunication dated June 30, 2000.

 Interconnect dispute with Centertel Idea

On October 10, 2000 we submitted to Sad Okregowy w Warszawie XX Wydzial Gospodarczy (regional court) a citation for payment by PTK Centertel Sp. z o.o. amounts resulting from the absence of the mutual interconnect agreement. We insist on the return of benefits received by Centertel from the telecommunication traffic starting from Centertel and finishing in our network. In the period between September 16, 1996 and the date of citation, we performed for the Centertel interconnect services in the amount PLN 17 million. Following art. 45 of the Civil Code, we submitted for the return of benefits received by Centertel without the law basis, at our cost and resulting from conscious and advisable activities of Centertel. As of the date of this report the effect of this cause was not known yet.

Personal data protection

An investigation by the General Inspector for Personal Data Protection's office was conducted in the fourth quarter of 1999 of our sales practices. Although the post-control protocol report resulting from the inspection neither outlined a legal situation or suggested changes, it did reveal that we require our customers to provide more identification than the GIODO office generally believes is necessary. In our opinion, such documentation is necessary to verify the identity of our subscribers who enter into an extended agreement for telecommunications services, and also, to assist us in minimizing the risk of subscriber fraud. Together with other telecom operators in Poland, we submitted a proposal to the Ministry of Communications regarding changes to the existing law. The Ministry of Communications has not taken a position on the matter, nor has it responded to the proposal. On July 14, 2000 the GIODO issued a decision in which it is stated that all the transgressions of the existing law should be removed. On July 28, 2000 we appealed this decision, admitting that the GIODO's objections are groundless. We made a motion to GIODO for further examination of the case. After the case in the court of second instance on September 21, 2000 the decision from July 2000 was uphold. PTC appealed the decision to the Supreme Administrative Court on October 19.

Voice over Internet Protocol

On February 1, 2000, we received a summons from the State Telecommunications and Postal Inspection as a result of an inspection conducted by the agency in January 2000 of the our Internet services. The summons ordered us to cease providing international telephone service over the Internet network. In response, we applied for reconsideration of the case, and on February 10, 2000, we received a decision from the Ministry of Communications which rendered the summons invalid. It was determined that we could continue to offer Internet access services for subscribers who have data transmission service until a new regulation would be prepared by the Ministry of Communications. On October 3, 2000 the Ministry of Communication issued the new regulation which allows us to provide international telephone services over the Internet network without any limitations. This regulation is valid until the end of December 2000. Starting January 1, 2001 the new Telecommunication Act will be in force and will regulate the further offering of Internet access services. It means that all operators in Poland will be able to use Internet for that purposes from January 1, 2001.



Item 2. Business environment

The third quarter of the year 2000 brought major changes for the Polish telecommunication sector. In July of this year, the Polish President signed the new Telecommunication Act which will go into be effect on January 1st 2001. This new act states among other points:

(1)      Foreign ownership restriction will end as of from January 1st 2001

(2) Regulation of the telecommunications industry will be passed to an Independent Regulator from January 1st 2001.

(3) International Long Distance will be opened to competition on January 1st 2003

(4)      VoIP will be available for all operators



On October 10, 2000, the Minister of Telecommunication opened the biding process for 5 UMTS licenses on the territory of Poland.

The price for each license was set at the level of EUR 650 million and will be payable in 13 installments: the first 3 percent (around EUR 20 million) will be payable within 14 days from the date of issuance of the licenses, next 51 percent will be paid quarterly at the end of each of the first three quarters of 2001. The remaining 9 installments of total 46.0 percent, will be paid yearly from the year 2004 to the year 2013.

The bidding documentation describes the roll out requirements and other regulatory issues.

The bidders have to submit the documentation by December 1, 2000. The winners of the "beauty contest" will be announced by December 28, 2000.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)



By: /s/ Boguslaw Kulakowski
    -----------------------

Boguslaw Kulakowski, Director General



By: /s/ Wojciech Ploski
    -------------------

Wojciech Ploski, director of Strategy, Marketing and Sales





November 13, 2000